March 16, 2022

Ms. Lisa Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:       Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

Post-Effective Amendment No. 11 filed on Form N-6

Strategic Group Variable Universal Life® II – File Nos. 333-206438 & 811-08075

Dear Ms. Larkin:

Thank you for providing the Staff’s comments regarding the above-referenced filing during our telephone call on January 4, 2022.

The page numbers referenced below correspond to the attached marked version of the post-effective amendment submitted under Rule 485(a) of the Securities Act of 1933.

I have paraphrased the Staff’s comments. My responses to the Staff’s comments are as follows:

Statutory Prospectus

Cover Page

1.	Consider whether the first sentence of the fourth paragraph (“We will deliver to you copies of the current Fund prospectuses and/or summary prospectuses, which contain detailed information about the Funds.”) is true in light of the Company’s reliance on Rule 498A.

Response to Comment No. 1: We have removed this sentence from the cover page. Information on how to access fund prospectuses or request paper copies of fund prospectuses is found in Appendix A.

2.	Please move the sixth paragraph about how to obtain a copy of the Statement of Additional Information to the back cover page of the prospectus pursuant to Item 1, Instruction 1(b) of Form N-6.

Response to Comment No. 2: We have moved the information about how to obtain a copy of the Statement of Additional Information to the back cover page of the prospectus pursuant to Item 1, Instruction 1(b) of Form N-6.

Important Information You Should Consider About the Policy

3.	Pursuant to Item 2, Instruction 1(b) of Form N-6, please provide hyperlinks to cross-references.

Response to Comment No. 3: We confirm that cross-references in the Key Information Table will have hyperlinks when presented on the Company’s website.

Charges for Early Withdrawals

4.	Consider simplifying the example.

Response to Comment No. 4: We have simplified the example such that it now reads “For example, if you withdraw $10,000 from your certificate, you will incur a withdrawal charge of $25.” Please see the marked language on p. 6 of the prospectus.

5.	In the description of ongoing fees and expenses, disclosure states, “Those fees and expenses may be based on characteristics of the Insured (e.g., age, sex, and risk classification).” Please change “may be” to “are set.” See Item 2, Instruction 2.c.i. of Form N-6.

Response to Comment No. 5: We have made the requested correction such that the disclosure now reads “Those fees and expenses are set based on characteristics of the Insured (e.g., age, sex, and risk classification).” Please see the marked language on p. 6 of the prospectus.

6.	In the last sentence of the first paragraph, consider using the term “certificate specification pages” rather than “specification pages of your certificate” for consistency with the rest of the document.

Response to Comment No. 6: We have revised each instance of the term “specification pages of your certificate” to “certificate specification pages.” Please see the marked language on p. 6 of the prospectus.

7.	Please confirm that amounts listed in the “Annual Fee” table will be based on gross expenses (before fee waivers). See Item 2, Instruction 2.c.ii.A. of Form N-6.

Response to Comment No. 7: We confirm that amounts listed in the “Annual Fee” table will be based on gross expenses (before fee waivers).

Optional Benefits

8.	If applicable, state that withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit. See Item 2, Instruction 4(b) of Form N-6.

Response to Comment No. 8: This disclosure is not applicable to this product.

Investment Professional Compensation

9.	The last sentence states, “This conflict of interest may influence your registered representative to recommend this policy over another investment.” Please add “offer or” before “recommend.” See Item 2, Instruction 3.e.6.a. of Form N-6.

Response to Comment No. 9: We have made the requested correction such that the disclosure now reads “This conflict of interest may influence your registered representative to offer or recommend this policy over another investment.” Please see the marked language on p. 10 of the prospectus.

Fee Tables – Transaction Fees

10.	In the Transfer Charge row of the table, please clarify that the maximum and current charges are per transfer.

Response to Comment No. 10: We have revised the Transfer Charge row of the table to clarify that the maximum and current charges are per transfer. Please see the marked language on p. 14 of the prospectus.

Fee Tables – Periodic Charges

11.	In the Mortality & Expense Risk Charge row of the table, please clarify whether the charge is monthly or on an annualized basis.

Response to Comment No. 11: We have revised the Mortality & Expense Risk Charge row of the table to clarify that the charge is on an annualized basis. Please see the marked language on pp. 15 and 17 of the prospectus.

12.	a. Please clarify how the Loan Interest Rate Expense Charge and the credit works.

Response to Comment No. 12(a): The Loan Interest Rate Expense Charge represents the difference between the interest rate we charge on loans and the interest we credit on the cash value we hold as collateral for the loan.

For example, the current loan interest rate is 4% and the current Loan Interest Rate Expense Charge is 1%, so we charge 4% interest on the loan, and credit the loaned amount 3% interest.

b. Please clarify whether the charge is monthly or on an annualized basis.

Response to Comment No. 12(b): We have revised the Loan Interest Rate Expense Charge row of the table to clarify that the charge is on an annualized basis. Please see the marked language on pp. 15 and 17 of the prospectus.

13.	Consider moving the Accelerated Benefits for Terminal Illness Rider and the Overloan Protection Rider from the Periodic Charges to the Transaction Charges table because these are one-time charges per transaction and not periodic charges.

Response to Comment No. 13: We have moved the Accelerated Benefits for Terminal Illness Rider and the Overloan Protection Rider from the Periodic Charges to the Transaction Charges table. Please see the marked language on p. 14 of the prospectus.

14.	Footnote 2 states that the Cost of Insurance charges are for standard risks. Please address how substandard risks are calculated, either in the Cost of Insurance Charge row of the table or as an additional line item to the table.

Response to Comment No. 14: This product does not distinguish between standard and substandard risks. As such, there is no additional charge for substandard risks. We have removed the reference to standard risks in the footnote and the table. Please see the marked language on pp. 15-18 of the prospectus.

15.	Footnote 4 addresses how both the Mortality & Expense Risk Charge and the Cost of Insurance Charge are deducted. Consider moving the discussion of the Cost of Insurance charge to the footnote that addresses this charge earlier in the table.

Response to Comment No. 15: We have moved the discussion of the Cost of Insurance charge to Footnote 2. Please see the marked language on pp. 14 and 17 of the prospectus.

Principal Risks

16.	Please include a discussion of insurance company risks.

Response to Comment No. 16: We have added the following disclosure to address insurance company risks: “It is possible that we could experience financial difficulty in the future and even become insolvent, and therefore unable to provide all of the guarantees and benefits that we promise that exceed the value of the assets in the Separate Account.” Please see the marked language on p. 20 of the prospectus.

17.	In the Certificate Termination subsection, please clarify that no death benefit or other benefits under the certificate will be paid once the certificate terminates.

Response to Comment No. 17: We have added the following disclosure to the Certificate Termination subsection: “No death benefit or other benefits under the certificate will be paid once the certificate terminates.” Please see the marked language on p. 20 of the prospectus.

Purchasing a Certificate

18.	Please state the minimum subsequent premium. See Item 9.a.1. of Form N-6.

Response to Comment No. 18: There are no required subsequent premium payments nor is there a minimum subsequent premium amount. Subsequent premiums can be paid at any time and in any amount. Please see “Premium Flexibility” on p. 32 of the prospectus.

Other Information – Computer System, Cybersecurity, and Service Disruption Risks

19.	Consider moving this subsection to the Principal Risks section of the prospectus or the Non-Principal Risks section of the Statement of Additional Information.

Response to Comment No. 19: We have added language to the Principal Risks section of the prospectus to address cybersecurity risks. Please see the marked language on p. 20 of the prospectus.

Appendix A

20.	Please confirm that the Current Expenses are calculated pursuant to Item 3 of Form N-1A and the Average Annual Total Returns are calculated pursuant to Item 4(b)(2)(iii) of Form N-1A. See Item 18, Instructions 4 and 7.

Response to Comment No. 20: We confirm that the Current Expenses are calculated pursuant to Item 3 of Form N-1A and the Average Annual Total Returns are calculated pursuant to Item 4(b)(2)(iii) of Form N-1A in accordance with Item 18, Instructions 4 and 7.

STATEMENT OF ADDITIONAL INFORMATION

21.	Please confirm that all non-principal risks have been disclosed or that there are none. See Item 21 of Form N-6.

Response to Comment No. 21: We confirm that there are no non-principal risks that need to be disclosed in the Statement of Additional Information. We have disclosed all risks in the prospectus.

PART C

22.	Please file any missing exhibits, including the opinion and consent of counsel and the auditor’s consent.

Response to Comment No. 22: We have included in this filing all missing information, including exhibits and other required information.

23.	Please file or provide a link to the Powers of Attorney listed in Item 30, Exhibit (n).

Response to Comment No. 23: We have included a link to where the Powers of Attorney are incorporated by reference. Please see Item 30, Exhibit (n)(ii).

INITIAL SUMMARY PROSPECTUS

Appendix A

24.	Consider rewording the fee waiver footnote (“These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Certificate Owners and will continue past the current year.”) to clarify that the fee waiver will extend beyond a one-year period.

Response to Comment No. 24: We have revised the fee waiver footnote such that it now reads “These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Certificate Owners and will extend beyond a one-year period.” Please see the marked language on p. 71 of the prospectus.

Back Cover Page

25.	Please revise the name of the separate account to its full name.

Response to Comment No. 25: We have revised the name of the separate account to read “Massachusetts Mutual Variable Life Separate Account I.” Please see the marked language on the back cover of the prospectus.

I appreciate your continuing attention to this filing. Please contact me if you have any questions regarding this filing or if there is anything I can do to facilitate your review of this filing. I may be reached at (413) 744-6240 or gmurtagh@massmutual.com.

Sincerely,

/s/ Gary F. Murtagh
Gary Murtagh